SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 03 September 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Director/PDMR Shareholding dated 13 June 2018
Enclosure 2	Director/PDMR Shareholding dated 15 June 2018
Enclosure 3	Director/PDMR Shareholding dated 20 June 2018
Enclosure 4	Director/PDMR Shareholding dated 21 June 2018
Enclosure 5	BT ANNOUNCES IFRS 15 IMPACT WITH OUTLOOK UNCHANGED dated 25 June 2018
Enclosure 6	Total Voting Rights dated 29 June 2018
Enclosure 7	Director/PDMR Shareholding dated 13 July 2018
Enclosure 8	Total Voting Rights dated 31 July 2018
Enclosure 9	Director/PDMR Shareholding dated 02 August 2018
Enclosure 10	Total Voting Rights dated 31 August 2018

Enclosure 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	MAGDALENA DU PLESSIS
2	Reason for the notification
a)	Position/status	PERSON CLOSELY ASSOCIATED WITH JAN DU PLESSIS, CHAIRMAN
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 100,000 SHARES.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.04	100,000
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	11 JUNE 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	NICK ROSE
2	Reason for the notification
a)	Position/status	NON-EXECUTIVE DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 100,000 SHARES.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.04	100,000
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	11 JUNE 2018
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

 Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	HOWARD WATSON
2	Reason for the notification
a)	Position/status	CEO BT TECHNOLOGY, SERVICE AND OPERATIONS
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	THE GRANT OF OPTIONS OVER 3,298 SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.91	3,298
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	13 JUNE 2018
f)	Place of the transaction	LONDON

  Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SIMON LOWTH
2	Reason for the notification
a)	Position/status	CHIEF FINANCIAL OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 139,744 SHARES.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.13	139,744
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	20 JUNE 2018
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

  Enclosure 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GAVIN PATTERSON
2	Reason for the notification
a)	Position/status	CHIEF EXECUTIVE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.11	204,072
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	19 JUNE 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SIMON LOWTH
2	Reason for the notification
a)	Position/status	CHIEF FINANCIAL OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.11	1,190,071 (ISP)
		£2.11	143,306 (DBP)
d)	Aggregated information - Aggregated volume - Price	1,333,377 £2.11
e)	Date of the transaction	19 JUNE 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	MARC ALLERA
2	Reason for the notification
a)	Position/status	CEO CONSUMER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.11	710,844 (ISP)
		£2.11	80,056 (DBP)
d)	Aggregated information - Aggregated volume - Price	790,900 £2.11
e)	Date of the transaction	19 JUNE 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	BAS BURGER
2	Reason for the notification
a)	Position/status	CEO GLOBAL SERVICES
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.11	632,651 (ISP)
		£2.11	68,468 (DBP)
d)	Aggregated information - Aggregated volume - Price	701,119 £2.11
e)	Date of the transaction	19 JUNE 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SABINE CHALMERS
2	Reason for the notification
a)	Position/status	GROUP GENERAL COUNSEL
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.11	379,116
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	19 JUNE 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GERRY McQUADE
2	Reason for the notification
a)	Position/status	CEO ENTERPRISE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.11	675,302 (ISP)
		£2.11	66,627 (DBP)
d)	Aggregated information - Aggregated volume - Price	741,929 £2.11
e)	Date of the transaction	19 JUNE 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ED PETTER
2	Reason for the notification
a)	Position/status	GROUP CORPORATE AFFAIRS DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.11	349,498 (ISP)
		£2.11	27,106 (DBP)
d)	Aggregated information - Aggregated volume - Price	376,604 £2.11
e)	Date of the transaction	19 JUNE 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	CATHRYN ROSS
2	Reason for the notification
a)	Position/status	GROUP DIRECTOR, REGULATORY AFFAIRS
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.11	246,425 (ISP)
		£2.11	4,936 (DBP)
d)	Aggregated information - Aggregated volume - Price	251,361 £2.11
e)	Date of the transaction	19 JUNE 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	MICHAEL SHERMAN
2	Reason for the notification
a)	Position/status	CHIEF STRATEGY AND TRANSFORMATION OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND THE BT GROUP RETENTION SHARE PLAN (RSP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.11	568,675 (ISP)
		£2.11	341,205 (RSP)
d)	Aggregated information - Aggregated volume - Price	909,880 £2.11
e)	Date of the transaction	19 JUNE 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	HOWARD WATSON
2	Reason for the notification
a)	Position/status	CEO TECHNOLOGY, SERVICE & OPERATIONS
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.11	491,667 (ISP)
		£2.11	40,944 (DBP)
d)	Aggregated information - Aggregated volume - Price	532,611 £2.11
e)	Date of the transaction	19 JUNE 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ALISON WILCOX
2	Reason for the notification
a)	Position/status	GROUP HR DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.11	515,362 (ISP)
		£2.11	42,991 (DBP)
d)	Aggregated information - Aggregated volume - Price	558,353 £2.11
e)	Date of the transaction	19 JUNE 2018
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

Enclosure 5

                                                                                                                                                                25 June 2018

BT PROVIDES IFRS 15 AND NEW KPI PRO FORMA HISTORICAL DISCLOSURES AND CONFIRMS UNCHANGED OUTLOOK FOR 2018/19 UNDER IFRS 15

●          Pro forma financials for 2016/17 and 2017/18 reflect the adoption of the IFRS 15 accounting standard
●          Refreshed financial and operational key performance indicators provided for 2016/17 and 2017/18, to improve visibility of the drivers of BT's operational performance
●          Compared with IAS 18, BT expects the IFRS 15 accounting change to have an adverse impact on 2018/19 revenue in the high tens of millions of pounds and an adverse impact on 2018/19 EBITDA in the low tens of millions of pounds, with no impact on cash flow
●          BT's outlook for 2018/19 including the impact of IFRS 15 remains unchanged

BT Group has today published pro forma financials to reflect the adoption of the IFRS 15 accounting standard that came into effect for BT from 1 April 2018. The pro forma financials are unaudited and provide an indicative historical impact of IFRS 15. BT has also translated the outlook for 2018/19 from the previously used IAS 18 accounting standard to IFRS 15, and confirmed there is no change.

In addition, BT has refreshed the financial and operational key performance indicators (KPIs) provided alongside financial results and has today published pro forma KPIs for 2016/17 and 2017/18. The pro forma KPIs are unaudited and provide an indicative history of the company's performance.

BT will report financial results under IFRS 15 along with the refreshed KPIs from the first quarter of 2018/19, which we expect to announce on Friday 27 July 2018. As previously announced, this will also be the date at which we move to quarterly trading statements at the first and third quarters of the financial year.

The financial impact of IFRS 15 on revenue, EBITDA and normalised free cash flow on a quarterly basis, by customer facing unit, prepared on a consistent basis for the years 2016/17 and 2017/18, is provided on our website (www.btplc.com/IR-announcements), in addition to pro forma disclosures reflecting the new KPIs for the same years.

IFRS 15 accounting standard

IFRS 15 sets out the requirements for recognising revenue and costs from contracts with customers and includes extensive disclosure requirements. The standard requires companies to apportion revenue earned from contracts to individual promises, or performance obligations, on a relative stand-alone selling price basis, using a five-step model. The principal impact for BT relates to mobile handset revenue.

BT will adopt IFRS 15 on a modified retrospective basis in its 2018/19 financial statements. The company has therefore not restated prior year comparatives for the effect of IFRS 15 but has instead reflected the full cumulative impact of adopting this standard in its 1 April 2018 opening reserves.

The impact of the standard is still in the process of being finalised, including the final transition adjustment to retained earnings. As previously disclosed, the estimated likely impact on transition at 1 April 2018 will produce a cumulative increase in retained earnings of between £1.1bn and £1.5bn before tax. The corresponding impact will be recorded as a contract asset and will lead to an additional one-off cash tax payment split equally between 2018/19 and 2019/20. The cumulative increase in retained earnings is mainly due to the acceleration of mobile handset revenue and, to a lesser extent, deferral of costs (notably third party contract acquisition costs primarily associated with mobile postpaid contracts).

Over time BT's financial performance is expected to be similar under the IFRS 15 standard as it would have been under the previous IAS 18 standard as old contracts expire and new ones are signed.

A presentation summarising the key impacts of IFRS 15 on BT is provided on our website (www.btplc.com/IR-announcements).

Outlook

Compared with IAS 18, BT expects the IFRS 15 accounting change to have an adverse impact on 2018/19 revenue in the high tens of millions of pounds and an adverse impact on 2018/19 EBITDA in the low tens of millions of pounds, with no impact on cash flow.

BT's outlook on an IFRS 15 basis remains unchanged for 2018/19 and is therefore confirmed as follows:

2018/19 outlook IFRS 15 basis
Change in underlying1 revenue	down c.2%5
Adjusted2 EBITDA	£7.3bn - £7.4bn
Reported capital expenditure3	c.£3.7bn
Normalised free cash flow4	£2.3bn - £2.5bn

1 Including transit, but excluding specific items, foreign exchange movements and the effect of acquisitions and disposals
2 Before specific items
3 Excluding BDUK deferral
4 Free cash flow before specific items and the cash tax benefit of pension deficit payments
5 Down c.2% compared with pro forma IFRS 15 2017/18 revenue

Key Performance Indicators (KPIs)

BT is refreshing the metrics used to explain the company's financial performance from Q1 2018/19. This will improve visibility of the drivers of BT's operational performance, whilst simplifying and better aligning the company's external KPIs to the internal metrics used to manage the business.

Pro forma refreshed financial and operational key performance indicators (KPIs) for 2016/17 and 2017/18 are available on our website (www.btplc.com/IR-announcements).

Reminder of other forthcoming changes to reporting

As outlined in BT's Q2 2017/18 financial results on 2 November 2017, from the first quarter of 2018/19 BT intends to move away from full quarterly reporting at the first and third quarters, and will instead provide quarterly trading statements. The trading statements will contain sufficient financial and operational KPIs to allow users to understand the key drivers of our business performance including the revenue and EBITDA of each unit, and the company will continue to host conference calls. BT will maintain full reporting for its half and full year results.

BT recently announced that its Business and Public Sector and Wholesale and Ventures units are to be combined to create a new business unit, Enterprise, which will report as a single unit from 1 October 2018.

IFRS 16 'Leases' will be effective for BT from 1 April 2019. We plan to adopt IFRS 16 on a modified retrospective basis and the group will recognise the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings at 1 April 2019. We are quantifying the implications of this standard. Our operating lease obligations, which are currently off balance sheet, will be valued in accordance with the requirements of IFRS 16 and recorded on balance sheet after adoption, along with a corresponding right of use asset.

Ends

For further information:

Enquiries about this news release should be made to the BT Group Investor Relations 020 7356 4909. From outside the UK dial + 44 20 7356 4909. All news releases can be accessed on our website. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global Services and Openreach.

For the year ended 31 March 2018, BT Group's reported revenue was £23,723m with reported profit before taxation of £2,616m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York

For more information, visit www.btplc.com

Enclosure 6

Friday 29 June 2018

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 29 June 2018 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 46,224,781 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,921,902,900.

The above figure (9,921,902,900) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

-: Ends :-

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	BAS BURGER
2	Reason for the notification
a)	Position/status	CEO GLOBAL SERVICES
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH - HELD AS AMERICAN DEPOSITARY SHARES (ADS) WHERE 1 ADS REPRESENTS 5 ORDINARY SHARES ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 615 ADS's AS PART OF THE BT GROUP EMPLOYEE STOCK PURCHASE PLAN (ESPP)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$12.29	615
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	11 JULY 2018
f)	Place of the transaction	NEW YORK

Enclosure 8

Tuesday 31 July 2018

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 July 2018 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 46,224,781 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,921,902,900.

The above figure (9,921,902,900) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

-: Ends :-

Enclosure 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GAVIN PATTERSON
2	Reason for the notification
a)	Position/status	CHIEF EXECUTIVE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	SALE OF 44,372 SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING OF 94,220 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.30	44,372
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	1 AUGUST 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	MARC ALLERA
2	Reason for the notification
a)	Position/status	CEO CONSUMER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	SALE OF 143,748 SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING OF 305,235 SHARES UNDER A CO-INVESTMENT AWARD GRANTED UNDER THE BT GROUP RETENTION SHARE PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.30	143,748
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	1 AUGUST 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GERRY McQUADE
2	Reason for the notification
a)	Position/status	CEO ENTERPRISE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	SALE OF 140,235 SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING OF 297,775 SHARES UNDER A CO-INVESTMENT AWARD GRANTED UNDER THE BT GROUP RETENTION SHARE PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.30	140,235
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	1 AUGUST 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	HOWARD WATSON
2	Reason for the notification
a)	Position/status	CHIEF TECHNOLOGY & INFORMATION OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	SALE OF 13,275 SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING OF 28,188 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.30	13,275
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	1 AUGUST 2018
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

-: Ends :-

 Enclosure 10

Friday 31 August 2018

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 August 2018 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 46,224,781 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,921,902,900.

The above figure (9,921,902,900) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 03rd September 2018